October 12, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Jeffrey Riedler, Assistant Director, Division of Corporation Finance

Re:	Immunomedics, Inc.
Registration Statement on Form S-3 (Amendment No. 1)
Filed September 14, 2005
File No. 333-128310

Dear Mr. Riedler:

On behalf of Immunomedics, Inc. (the “Company”), this letter is being submitted in response to your letter to Cynthia L. Sullivan, President and Chief Executive Officer of the Company, dated September 26, 2005.

As requested, a registration fee table including the number of shares of common stock the Company believes in good faith may be issued as interest on the 5% convertible notes was included in the Amendment No. 1 to the Registration Statement, filed concurrently herewith. Additionally, the Company has been informed by letter from the Securities and Exchange Commission dated September 29, 2005, that all comments regarding the Staff’s review of the Company’s Form 10-K for the year ended June 30, 2004 have been resolved.

Please do not hesitate to contact the undersigned at 609-919-6603 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Andrew P. Gilbert

Andrew P. Gilbert

cc:	Cynthia Sullivan
Gerald Gorman
Immunomedics, Inc.